Exhibit 99.1

Pharvaris Reports Full Year 2020 Financial Results and Provides Business Highlights

•	RAPIDe-1 clinical trial enrolling, evaluating PHVS416 as an oral on-demand therapy for HAE

•	Open IND for the prophylactic evaluation of PHVS416

•	Strong pre-IPO cash and cash equivalents balance of €98.6 million as of December 31, 2020

Zug, Switzerland, April 29, 2021 – Pharvaris (Nasdaq: PHVS), a clinical-stage company focused on the discovery and development of novel oral bradykinin-B2-receptor antagonists for the treatment of hereditary angioedema (HAE) and other bradykinin-B2-receptor-mediated indications, today reported financial results for the year ended December 31, 2020, and provided recent business highlights.

“Supported by a strong cash position from our Series C financing in November and our initial public offering in February, Pharvaris remains focused on advancing new alternatives to injected prophylactic and on-demand HAE therapies using tailored formulations of our compound PHA121,” said Berndt Modig, co-founder and chief executive officer of Pharvaris. “Our RAPIDe-1 Phase 2 clinical study, evaluating our rapid-release product candidate, PHVS416, for the on-demand treatment of HAE attacks, is actively recruiting patients. We plan to evaluate prophylactic treatment of HAE by initiating two studies in 2021: a second Phase 2 study of PHVS416 and a Phase 1 study of PHVS719, our extended-release product candidate.”

Recent Business Highlights and Updates

Pipeline

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Initiated patient dosing of PHVS416 for the on-demand treatment of HAE. As previously announced in February 2021, Pharvaris initiated patient dosing in RAPIDe-1, a randomized, double-blind, placebo-controlled Phase 2 clinical trial evaluating the safety, efficacy, and tolerability of PHVS416 in patients with HAE due to C1-inhibitor deficiency type 1 and 2.

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Phase 2 prophylactic study of PHVS416 to begin in 2021. As previously announced in April 2021, the U.S. Food and Drug Administration (FDA) has accepted the Company’s Investigational New Drug (IND) application for prophylactic study of PHVS416 in patients with HAE. Pharvaris continues to expect study initiation in 2021.

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Phase 1 pharmacokinetics study of PHVS719 to begin by the end of 2021. PHVS719 is an extended-release formulation of PHA121 intended for use in the prophylactic treatment of HAE. The Company expects to initiate a Phase 1 pharmacokinetics study by the end of 2021.

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Completed Phase 1 MAD clinical study of PHA121. In January 2021, Pharvaris announced clinical data from the Company’s Phase 1 multiple-ascending dose study, demonstrating the oral bioavailability of PHA121. PHA121 was well tolerated at all doses studied, with approximately dose-proportional exposure.

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Presentations of clinical data of PHA121 at medical conferences. Data detailing PHA121’s pharmacokinetic (PK), pharmacodynamic (PD), and safety profiles were presented at the 2021 American Academy of Allergy Asthma & Immunology (AAAAI) Virtual Annual Meeting in February 2021 and at the virtual American College of Asthma, Allergy and Immunology (ACAAI) Annual Scientific Meeting in November 2020.

Corporate

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Completed initial public offering (IPO). In February 2021, Pharvaris completed its IPO of 9,511,075 shares of common stock at a public offering price of $20.00 per share, generating gross proceeds of $190.2 million before deducting underwriting discounts and commissions and estimated offering expenses.

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Board of Directors. In January 2021, the Company appointed David Meeker, M.D., and Robert Glassman, M.D., to its Board of Directors. Dr. Meeker currently acts as the Chair of the Board. Additionally, Richard Gaster, M.D., Ph.D., partner of venBio, who joined the Company’s Board of Directors in August 2019 as part of Pharvaris’ Series B financing, will transition off of the Board to focus on new investments, effective May 1, 2021.

•	Closed Series C financing. In November 2020, Pharvaris closed an oversubscribed $80 million Series C financing.

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Upcoming presentations. The Company will participate in the upcoming BofA Securities Virtual Health Care Conference. Berndt Modig, co-founder and chief executive officer of Pharvaris, and Morgan Conn, Ph.D., chief business officer of Pharvaris, will participate in a fireside chat via online video on Wednesday, May 12. The Company will also participate in the upcoming Rare & Orphan Disease Summit, hosted virtually by Oppenheimer on Friday, May 21. Berndt Modig and Morgan Conn will provide a company overview. The virtual presentations will be available for 30 days on the Pharvaris website at https://ir.pharvaris.com/news-events/events-presentations.

Year End 2020 Financial Results

•	Liquidity Position. Cash and cash equivalents were €98.6 million as of December 31, 2020, as compared to €20.3 million as of December 31, 2019.

•	Research and Development (R&D) Expenses. R&D expenses were €19.5 million for the full year ended December 31, 2020, compared to €5.7 million for the year ended December 31, 2019.

•	General and Administrative (G&A) Expenses. G&A expenses were €5.5 million for the full year ended December 31, 2020, compared to €2.3 million for the year ended December 31, 2019.

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Loss for the year. Loss for the year was €26.0 million, or basic and diluted loss per share of €5.36, for the year ended December 31, 2020, compared to loss for the year of €8.0 million, or basic and diluted loss per share of €1.66 for the year ended December 31, 2019.

Note on International Financial Reporting Standards (IFRS)

Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Pharvaris

Pharvaris is a clinical-stage company focused on bringing oral bradykinin-B2-receptor antagonists to patients. By targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team is advancing new alternatives to injected therapies for all sub-types of HAE and other bradykinin-mediated diseases. The Company brings together executives with a breadth of expertise across pharmaceutical development and rare disorders, including HAE. For more information, visit https://pharvaris.com/.

About PHVS416

PHVS416 is a softgel capsule formulation containing PHA121, a highly potent, specific, and orally bioavailable competitive antagonist of the bradykinin B2 receptor. Pharvaris is developing this formulation to provide rapid exposure of attack-mitigating medicine in a convenient, small oral dosage form. PHVS416 is currently in Phase 2 clinical development for the on-demand treatment of HAE.

About PHVS719

PHVS719 is an extended-release tablet formulation containing PHA121, a highly potent, specific, and orally bioavailable competitive antagonist of the bradykinin B2 receptor. Pharvaris is developing this formulation to provide sustained exposure of attack-preventing medicine in a convenient, small oral dosage form. PHVS719 is currently in preclinical development for the prophylactic treatment of HAE.

About PHA121

PHA121 (PHA-022121) is a highly potent, specific, and orally bioavailable competitive antagonist of the bradykinin B2 receptor that has completed Phase 1 clinical development for the treatment of HAE. PHA121 utilizes the same mechanism as icatibant, the leading therapy for on-demand treatment of HAE. Pharvaris is developing this novel small molecule for on-demand and prophylactic treatment of HAE and other bradykinin-mediated diseases through formulations optimized for each setting. Data from single- and multiple-ascending-dose Phase 1 studies in healthy volunteers demonstrate rapid exposure and predictable linear pharmacokinetics at doses up to 50 mg. In a bradykinin-challenge study in healthy volunteers, PHA121 showed significant inhibition of bradykinin-induced hemodynamic changes with an average composite EC50 of 2.4 ng/mL and EC85 of 13.8 ng/mL, approximately four-fold more potent than historical data for icatibant. Quantitative modeling indicates that single oral doses of PHA121 will maintain pharmacologically active drug levels for a substantially longer time than 30 mg of subcutaneous icatibant. PHA121 has been observed to be well-tolerated at all doses studied to date.

Forward-Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in early-stage clinical trials; risks associated with the COVID-19 pandemic, which may adversely impact our business, preclinical studies, and clinical trials; the timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; and the other factors described under the heading “Risk Factors” in our registration statement on Form 20-F and other periodic filings with the Securities and Exchange Commission.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Investor Contact

Mike Biega, Solebury Trout

mbiega@soleburytrout.com

+1-617-221-9660

Media Contact

Maggie Beller, Russo Partners, LLC

maggie.beller@russopartnersllc.com

+1-646-942-5631